Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement

between

Fidelity Diversifying Solutions LLC

and

Fidelity Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Effective Date	Annual Sub-Advisory Fee Rate (bp)
Fidelity Greenwood Street Trust	Fidelity Hedged Equity Fund	05/04/2022	20

Fidelity Greenwood Street Trust	Fidelity Macro Opportunities Fund	02/09/2022	25

Fidelity Greenwood Street Trust	Fidelity Risk Parity Fund	02/09/2022	20

Fidelity Greenwood Street Trust	Fidelity SAI Alternative Risk Premia Commodity Strategy Fund	11/08/2023	22.5

Fidelity Greenwood Street Trust	Fidelity SAI Alternative Risk Premia Strategy Fund	11/08/2023	22.5

Fidelity Greenwood Street Trust	Fidelity SAI Convertible Arbitrage Fund	08/09/2023	70

Fidelity Diversifying Solutions LLC	Fidelity Management & Research (Hong Kong) Limited

By:	/s/ Christopher J. Rimmer	By:	/s/ Sharon LeCornu
Name:	Christopher J. Rimmer	Name:	Sharon LeCornu
Title:	Treasurer	Title:	Director